SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of decisions of the Meeting of Shareholders

We inform that the shareholders of Eletrobras, deliberated on this date:

Ref.: 158ª Extraordinary General Meeting

I – For the approval of the amendment of the bylaws of Eletrobras, as per the Administration Proposal, as follows:

- In paragraphs 2 and 3 to be included in Art. 3º, include at the end of the following sentence: "subject to the prior authorization of at least 2/3 of all members of the Board of Directors";

- The removal from the proposal of the changes and additions concerning:

  Chapter III (art. 7, subparagraph (II) and inclusion of items "a", "b", "c", "d" and "e");

  Chapter IV (art. 17, subparagraph IV)

  Chapter V (art. 25, subparagraph XXVI);

  Inclusion of article 58 and single paragraph, art 59 and single paragraph and art. 60 to Chapter XII.

II - Approval of the election of a member of the Board of Directors, Beto Ferreira Martins Vasconcelos appointed by the 637ª ordinary meeting of the Board of Directors.

Brasília, September 09th, 2011 Armando Casado de Araujo CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 09, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.